                     SECURITIES AND EXCHANGE COMMISSION
                            Washington, DC 20549

                                  FORM 10SB/A
                                  AMENDMENT 1

             General Form for Registration of Securities of Small
                                Business Issuers

      Under Section 12(b) or (g) of the Securities Exchange Act of 1934

                             INFECTECH, INC.
            (Exact name of Small Business Issuer in its charter)



                DELAWARE                                 34-1760019
      (State or other jurisdiction of                 (I.R.S. Employer
       incorporation or organization                Identification No.)


Suite Two, 87 Stambaugh Avenue, Sharon, PA                  16146
 (Address of principal executive offices)                (Zip Code)

Registrant's Telephone number, including area code:     (724) 346-1302






Securities to be registered pursuant to Section 12(b) of the Act:
None

Securities to be registered pursuant to Section 12(g) of the Act:
Common Stock, $.001 par value



Forward-Looking Statements and Associated Risk.   This Registration
Statement, including the information incorporated herein by reference, contains forward-looking statements including statements regarding, among other items, the Company's growth strategies, and anticipated
trends in the Company's business and demographics.   These forward-
looking statements are based largely on the Company's expectations and are subject to a number of risks and uncertainties, certain of which
are beyond the Company's control.   Actual results could differ
materially from these forward-looking statements.

ITEM 1.   DESCRIPTION OF BUSINESS

A.   The Company was incorporated in June 1989 under the laws of the
State of Delaware.   On November 19, 1996, the Articles of
Incorporation were amended to increase the authorized shares from
120,000 to 20,000,000.   In addition, a 50 to 1 stock split was
declared. The Company is a development stage company engaged in research and development of diagnostic tests and therapeutics for
infectious human diseases.   The Company's technology also has
veterinary applications.

      The Infectech Method. The Company's research regarding paraffin as a sole carbon source led to the concept that paraffin-coated glass slides may be used to grow, identify and perform antibiotic sensitivity assays on paraffinophilic bacteria. The Company then developed a technology that employs a paraffin carbon source that enables viable or living paraffinophilic organisms to be separated from viable non-paraffinophilic bacteria and from non-viable or dead bacteria. In this method only viable paraffinophilic bacteria are growing on the paraffin coated glass slides. These living or viable bacteria found on the surface of the paraffin coated slides may be stained and examined microscopically to determine the presence of suspect pathogens.

Having identified the disease-causing bacterium, providing a patient cure is the next step. In a manner similar to identification of the pathogen, tests are conducted with a separate series of tubes containing antibiotics. Macroscopic and microscopic examination of the paraffin-coated slides indicate those tubes where there is an absence of bacterial growth on the paraffin slide surface. Such absence means that the antibiotic in question was able to kill the pathogen at a particular concentration of antibiotic. The Company's patented technology will enable the medical community to conduct antibiotic sensitivity testing upon a pathogen once it has been identified, thereby enabling a more rapid and effective treatment of bacterial infections. The technology enables the user to determine the most appropriate antibiotic to use as well as the most effective concentration of such antibiotic. The Company's paraffin slide culture technology provides a simple and inexpensive method for isolating, identifying and performing antibiotic sensitivity testing of paraffinophilic pathogens in markets ranging from large metropolitan urban hospitals to modest third world field laboratories. Of particular benefit to small hospitals, medical centers and third world field laboratories is the potential of using a variety of body fluids and fecal matter to provide samples for identification. The convenience, efficiency, and safety of this method also provide enhanced safety to the patient because of the non-intrusive nature of gathering the samples.

The IDENTIKITTM process, from the perspective of the physician and the patient, will operate relatively simply. For example, a patient enters a hospital with serious burns. Since burn patients are at high risk for bacterial infection, the physician will order a sample of blood or sputum to be taken from the patient. The sample will then be added to a series of test tubes containing the Company's patented growth media. Paraffin slides are then added to the tube, and, with respect to Pseudomonas, for example, within 24 hours (using the IDENTIKITTM) a laboratory technician will be able to observe the growth of bacteria on the paraffin and perform biochemical tests on it which will enable the identification, specification and antibiotic sensitivity testing of the patient's strain of Pseudomonas. The physician will then be able to administer the most appropriate antibiotic treatment.

     Products.   IDENTIKITTM.  The Company intends to offer two types of
IDENTIKITsTM, one utilizing nongenetic microbiology and one utilizing genetic and amplification technology. Both types of IDENTIKITsTM will be used for all applications outside of the body in a noninvasive technique and may be used without additional specialized equipment.
Both types of IDENTIKITsTM can be used for identification, specification and antibiotic sensitivity testing.

Both types of IDENTIKITsTM, nongenetic and genetic amplification technology can be tailored with design, composition and instructions intended to meet specific customer requirements in identifying one or more of the paraffinophilic nonparaffinophilic and nonparaffinophic/hydrophobic microorganisms. The price of each kit will be dependent on the number of paraffinophilic microorganisms to be tested by the kit. For example, the cost of a kit designed to identify all known paraffinophilic microorganisms will exceed the cost of a kit specifically designed to identify one microorganism (e.g. an MAI IDENTIKITTM).

The Nongenetic Microbiology Identification (NMI) IDENTIKITTM is of a standard design and suitable for identifying any number of paraffinophilic, nonparaffinophilic or nonparaffinophilic/hydrophobic
microorganisms.   This kit is suitable for 100 assays.  The anticipated
list price of the kit for the identification of one of the disease causing organisms is $200.00.

The Nongenetic Microbiology Antibiotic Sensitivity (NMAS) IDENTIKITTM is designed for determining antibiotic sensitivity for a paraffinophilic
microorganism.   any number of paraffinophilic microorganisms., up to a
total of all paraffinophilic microorganisms. This kit is also suitable for 100 assays and can be shipped from stock. The anticipated list price of the kit determining antibiotic sensitivity is approximately $300.00.

The Nongenetic Microbiology Antibiotic Sensitivity for
NonParaffinophilic Organisms (NMAS) IDENTIKITTM is designed for determining antibiotic sensitivity for a specific nonparaffinophilic
microorganism.   This kit is also suitable for 100 assays and can be
shipped from stock.   The anticipated list price of the kit determining
antibiotic sensitivity is approximately $300.00.

The Nongenetic Microbiology Antibiotic Sensitivity for
NonParaffinophilic Hydrophobic Organisms (NMAS) IDENTIKITTM is designed for determining antibiotic sensitivity for a specific
nonparaffinophilic/hydrophobic microorganism.   This kit is also
suitable for 100 assays and can be shipped from stock.   The
anticipated list price of the kit determining antibiotic sensitivity is approximately $300.00.

The Nongenetic Microbiology Antibiotic Sensitivity for Several
Organisms (Paraffinophilic, Nonparaffinophilic,
Nonparaffinophilic/hydrophobic) is designed for determining antibiotic sensitivity for several organisms (user's choice of organism). This kit is also suitable for 100 assays and will be approximately $500.00 list price.

No additional research or development is necessary to complete the nongenetic paraffinophilic kits. Additional research is presently ongoing for the nonparaffinophilic and nonparaffinophilic/hydrophobic
nongenetic kits.   However, the manufacturing, marketing and sales will
need to occur through a relationship with a large international corporation. See "Sales and Marketing." Once such relationship is established, sales of the nongenetic kit can begin in overseas markets and domestic experimental markets for use in laboratory research. With the exception of experimental markets, sales in the U.S. cannot occur until FDA approval is granted.

Genetic Based Probe/Amplification Technology for Identification (PATID)
is designed to rapidly identify specific microorganisms.   The kit is a
genetic based system and components are specific for the type of
organisms to be scanned for.   One kit is suitable for 100 assays.

Genetic Based Probe/ Amplification Technology for Antibiotic Sensitivity (PATAS is designed to perform rapid antibiotic sensitivity
testing for specific microorganisms.   The kit genetic based procedure
and components are specific for type of organism to be assayed for
antibiotic sensitivity testing.   One kit is suitable for 100 assays.

By using the Company's non-genetic IDENTIKITsTM, physicians will be given better data earlier about their patients' conditions, freeing them to make more effective treatment decisions, as the following chart illustrates:

                                                                                    Infectech
                                                                                     Genetic
                                                                   Infectech         IDENTIKIT
                         Conventional      Conventional              Genetic         Antibiotic
                          Method of           Antibiotic            IDENTIKIT        Sensitivity
                         Identification       Sensitivity          Identification     Testing

MAI                         8-30 days   An additional 18-25 days   4-21 days total      8 days
Pseudomonas                24-48 hours  An additional 24-48 hours   24 hours total     24 hours

The Company believes that its patented testing method may be the only one available, which can be successfully used with amplification techniques for rapid antibiotic sensitivity testing. As a result, the Company is presently performing experimentation to combine its patented method with amplification techniques in an easy-to-use amplification IDENTIKITTM, resulting in even more accelerated identification and antibiotic sensitivity testing, as the following chart illustrates:

                                                                                    Infectech
                                                                                     Genetic
                                                                   Infectech         IDENTIKIT
                         Conventional      Conventional              Genetic         Antibiotic
                          Method of           Antibiotic            IDENTIKIT        Sensitivity
                         Identification       Sensitivity          Identification     Testing

MAI                        8-18 days     An additional 18-25 days    48-96 hours     48-72 hours
Pseudomonas                24-48 hours   An additional 24-48 hours   24 hours total    24 hours

     The Market. Markets for the IdentikitsTM include hospitals, clinical laboratories, medical research institutions, medical schools, pharmaceutical companies and physician's offices. There are over 9,000 hospitals and medical laboratories in the United States, all of which are logical customers for the IdentikitTM products. It is anticipated that the IdentikitTM can capture a large percentage of the worldwide market for identification of paraffinophilic pathogens due to its low cost and the rapidity with which an assay can be completed.

At present, before FDA approval, both the nongenetic and the fluorescent amplification kit can be sold in overseas markets and in domestic experimental markets for use in laboratory research.

     Marketing and Sales.   The Company is positioning itself to
capture the market for MAI and Tuberculosis bacteria diagnosis and antibiotic sensitivity testing. Prior to the AIDS epidemic, MAI was a rare disease. After the advent of widespread AIDS infection, MAI was found to infect AIDS patients at a very high rate. World health authorities have estimated that more than 70% of AIDS patients harbor an MAI infection. MAI affects the bone marrow, spleen, liver and lungs. It compromises the lymph nodes, thereby further destroying the patient's immune system. It has been shown that MAI also causes opportunistic infections among non-HIV infected pediatric and elderly persons. MAI is believed to be a major contributor to AIDS wasting syndrome. In addition to MAI, there are at least 20 other disease-causing paraffinophilic bacteria for which the Company's

The Company initially plans to market its products through licensing and distribution arrangements with large, well-established medical diagnostic companies. The Company's markets will potentially include hospitals, clinical laboratories, medical research institutions, medical schools, pharmaceutical companies (antibiotic sensitivity testing methodology can be used to create new drugs to treat paraffinophilic microorganisms), and physicians' offices.

Any contractual arrangements with others concerning the marketing and distribution of its products may result in a lack of control by the Company over any or all of the marketing and distribution of such products. Although the Company is currently engaged in preliminary efforts to establish such marketing arrangements, there can be no assurance that the Company will be able to enter into any such arrangements on terms acceptable to the Company, or at all.

As part of its overall service to the technical medical community, the Company is prepared to offer workshops and consultation in the general area of medical diagnostics. While these two activities are not large, they will produce minor amounts of revenue, but more importantly will serve as the focal point for the dissemination of information and training required for the Company's unique technology. The Company's future growth and profitability will depend, in large part, on the success of its personnel and others in fostering acceptance by the medical community. Such acceptance will be substantially dependent on educating the medical community as to the distinctive characteristics and perceived benefits of the Company's proposed products. There can be no assurance that the Company's efforts or those of others will be successful, or that any of its products will receive the necessary acceptance by the medical community.

Potential Markets for the Company's Technology.

     Diagnostics. The Company believes that significant demand exists for an inexpensive diagnostic test for pathogens that (i) does not need highly skilled manpower or technology to isolate and distinguish deadly bacteria (ii) produces results rapidly and accurately, (iii) limits pre-preparation requirements, (iv) tests a broad range of specimens and
(v) assays for antibiotic sensitivity to determine the optimal
treatment method.   The Company believes that its patented slide
culture technology meets these requirements.

The Company's technology provides for rapid and accurate identification of at least 20 life threatening paraffinophilic pathogens. These pathogens include Pseudomonas, the major cause of death in intensive care and burn units and the second leading cause of death in cancer patients, Mycobacterium Avium Intracellular ("MAI"), the bacterial infection most often associated with AIDS in the developed word) and Mycobacterium Tuberculosis, a non-paraffinophilic hydrophobic pathogen
that can be grown via the Company's technology.   Mycobacterium
Tuberculosis is the causative agent of tuberculosis, the world's
deadliest infection).   Each year in the United States alone, more than
10,000,000 tests are conducted for Mycobacterium Tuberculosis, 5,000,000 tests are conducted for Pseudomonas and more than 1,000,000 tests are conducted for MAI.

Using the Company's patented slide-culture technology in combination with gene application methodologies, life-threatening bacteria can
rapidly be identified.   Using the Company's proprietary baiting
technology, the efficacy of potentially appropriate antibiotics (e.g., penicillin) to treat for these bacteria can be tested through rapid,
inexpensive antibiotic sensitivity tests.   The Company believes that
its patented testing method may be the only method available that can be successfully used with amplification techniques for rapid antibiotic sensitivity testing.

The Company is positioning itself to capture a significant share of the market for MAI and tuberculosis bacteria diagnosis and bacteria sensitivity. Historically, the search for MAI and other members of the
genus Mycobacterium Tuberculosis has been very difficult.   These
organisms grow slowly, and specimens require rigorous preparation to prevent overgrowth of other more rapidly growing organisms often found
co-existing in specimens.   Handling of mycobacterial specimens has
required highly-trained technicians and specialized equipment. This is not true of the Company's technology. In addition, the Company's technology permits sampling of a variety of tissues, not just blood or
sputurn.   Although MAI forms in the gastrointestinal tract, physicians using conventional methods are unable to detect the bacteria until they reach the bloodstream. Using the Company's technology, physicians will be able to analyze fecal matter or urine to detect MAI where it begins, in the gastrointestinal tract thereby leading to earlier treatment of the disease. Management is of the opinion that the convenience, efficiency and safety of the Company's patented slide culture technology will provide enhanced safety for patients because of the non-invasive nature of required procedures.

Management believes that its slide-culture technology also can be used to detect the presence of non-paraffinophilic bacteria through use of non-paraffin-based carbon coatings in a clean-room environment and sampling of certain body fluids such as blood and spinal fluid.

     Therapeutics.   The Company is developing a bacterial vaccine
against Pseudomonas Aeruginosa under a research agreement with Brigham and Women's Hospital, Inc., a teaching facility of Harvard Medical
School (the "Hospital").   Pseudomonas Aeruginosa, an opportunistic
pathogen found in patients suffering from compromised defense
mechanisms, is resistant to many antibiotics.   The pathogen has the
ability to cause a chronic infection of the respiratory tract in patients suffering from chronic obstructive pulmonary disease ("COPD"), and is the direct cause of death of over 80% of cystic fibrosis
patients.   The Hospital, in conjunction with Dr. Gerald Pier, has been
conducting ongoing research on a Pseudomonas Aeruginosa vaccine.   Dr.
Pier has obtained United States patents (and related foreign patents) on his vaccine and is obligated to assign the patents to the Hospital. The Company has obtained an exclusive worldwide license to the Hospital's interests in the patents and an option to obtain certain rights to inventions that are developed during the course of research funded by the Company. This vaccine based upon application of an alginate compound on microorganisms cultured by the use of the Company's slide-culture technology.

In addition, the Company has filed a patent for a method of inducing apoptosis, controlled cell-death, with hydrophobic hydrocarbons, notably paraffin. Many modalities for cancer therapy use drugs to kill cells. The use of paraffin to induce cell death has important
advantages, since paraffin is non-toxic and its effect is local.   Dr.
Richard A. Lockshin, Ph.D., of St. John's University, President of the Cell Death Society, has agreed to collaborate with the Company on electron microscopy work necessary on this project.

     Bio-remediation of Chlorine-contaminated Aquifers, Air and Soil. The Company believes that its utility patent for use of Compound C in baiting paraffinophilic micro-organisms has broad application in environmental bio-remediation of chlorine compounds such as
TriChloroEthylene.   The Company has granted a world wide exclusive
license to use this technology for bio-remediation to a Pennsylvania-based company. The company received a $250,000 grant from the state of Pennsylvania to treat contaminated air streams containing styrene and other hazardous air pollutants identified by the United States Environmental Protection Agency, utilizing the Company's patented technology.

     Veterinary Applications.   The Company intends to develop a kit to
test for Johne's Disease (caused by Mycobacterium Paratuberculosis) in
cattle.   This organism has been cited as a possible cause of Crohn's
Disease in humans.   Federal Drug Administration approval is not
required for this product.

      Proprietary Side-culture Technology.   The Company has found that
paraffin-coated slides can be used to grow, identify and perform
antibiotic sensitivity assays on paraffinophilic bacteria.   The
Company has developed a technology utilizing a paraffin carbon source that enables viable or living paraffinophilic organisms to be separated from viable non-paraffinophilic bacteria grow on the paraffin-coated
glass slides.   Living or viable bacteria can then be stained and
examined microscopically to determine the present of suspect pathogens.

Efficacy of an antibiotic can be tested on disease-causing bacteria in
a manner similar to identification of the pathogen.   Test tubes in
which there is an absence of bacterial growth can be determined. Absence of bacterial growth indicates that the antibiotic was able to kill the pathogen at a particular concentration. Presence of bacterial growth can indicate lack of effectiveness of the antibiotics to treat
for the pathogen.   The technology also enables the user to determine
appropriate concentration of the antibiotic.

These features make the Company's technology ideal for markets ranging
from large urban hospitals to third-world field laboratories.   The
Company believes that its technology can contribute to reducing healthcare costs and significantly improving patient care.

     Rapid Detection Advantage of the Company's Slide-culture
Technology.   By using the Company's technology, laboratories will be
able to accurately identify and perform antibiotic sensitivity testing for multiple pathogens in less time than conventional methods and with
greater accuracy.   Using the Company's technology, management
anticipates that:

The Company's methods permit the sampling of a variety of tissue
samples (not just blood or sputum) with minimal preparation.   The
significance of this may be seen, for example, in the current state of the art in identifying and treating MAI, the bacterial infection most often associated with AIDS patients in the developed world. Although MAI forms in the gastrointestinal tract, physicians normally cannot detect it until it reaches the bloodstream using conventional methods.

Through analyzing fecal matter or urine, physicians using the Company's methods can detect MAI where it begins in the gastrointestinal tract, leading to earlier treatment which can sometimes make the difference between life and death in an AIDS patient.

The Company's methods do not require specialized equipment or highly skilled personnel to perform the protocols, unlike the existing
conventional methodologies.   In fact, the Company's methods may be
automated, resulting in a faster, more precise and cheaper diagnostic process for the more than 9,000 hospitals and medical laboratories in
the United States, and similar customers throughout the world.   The
Company's solution can contribute to reducing health care costs, which are continually rising.

Manufacturing. Before any sales of the Genetic Based Probe/Amplification Technology kits can occur, the Company must reach an agreement with a large international corporation to manufacture,
market and sell the product.   Once this occurs, sales of the Genetic
Based Probe/Amplification Technology kits can begin in overseas markets and domestic experimental markets for use in laboratory research.

The Company has entered into an exclusive, worldwide license and royalty agreement for the manufacture and distribution of the PARA SL/CTM with Erie Scientific, Inc. ("Erie"). The PARA SL/CTM is the paraffin-coated slide used solely as a central component of the IDENTIKITTM. Erie is the largest manufacturer and distributor of medical glass slides in North America, and a wholly owned subsidiary of Sybron International Corporation. The license and royalty agreement calls for a net royalty of 15% to be paid to the Company on all worldwide sales of the PARA SL/CTM by Erie. In addition, the Company has agreed to provide to Erie consulting services for the paraffin slide culture technology.

In the event that the Company does not manufacture any of its proposed products directly, it will have to rely on others to manufacture such products. Although the Company is currently engaged in preliminary efforts to establish other manufacturing arrangements with respect to certain of its proposed products, there can be no assurance that the Company will be able to enter into any such additional arrangements, on acceptable terms or at all, or that any manufacturer will be able to meet any demand for such products on timely basis.

Competition.   The Company believes that most existing methodologies
for identification and antibiotic sensitivity testing of
paraffinophilic bacteria are expensive and time-consuming.   The
Company further believes that there is limited competition in the field of antibiotic sensitivity testing combined with amplification
techniques for paraffinophilic microorganisms.   While the principal
components of the Company's technology are patented, there can be no assurance that larger, better-financed companies will not enter the market or that others will not develop competing technologies.

Currently, the market for manufacture and distribution of diagnostic
kits for each of these there pathogens is highly concentrated.   The
competitors for manufacture and sale of kits for growing the pathogen for tuberculosis on conventional solid media are Difco and Remel.
Difco recently was consolidated into Becton Dickinson, which holds the majority of the market for diagnostic tests for tuberculosis using continuous monitoring methods, which are utilized, extensively in major urban U.S. areas. Similarly, the market for testing for Pseudomonas and MAI is concentrated in Becton Dickinson, which sells petri-dish-based diagnostic tests.

     Licensing/Transactions.   On June 11, 1998, the Company and
BioRemedial Technologies, Inc. (BRT) signed an investment and licensing agreement for a proposed collaboration in the field of bioremediation. BRT is a company, which specializes in the biodegradation of
chlorinated compounds and hydrocarbons.   Unlike other bioremediation
companies, BRT uses specially prepared microbes to degrade volatile organic compounds from air, ground water and soil.

The term of investment and licensing agreement with BRT is for a period of ten years. BRT will utilize the Company's intellectual property solely as it applies in the field of biomediation for the creation of microbes for the specific task of bioremediation. The Company shall receive a royalty of 10.5% to 13.5% per bioremediation project during
the licensing period.   Under the letter of intent, BRT must pay a
royalty of at least $100,000 within a five-year period. The Company shall allow BRT the ability to obtain intellectual property protection for the methodology involved in degrading VOC air emission, and ground
water and solid remediation.   The Company's management believes that
there will be a likelihood of success based upon early in-house laboratory studies performed in conjunction with BRT which showed the Company's methodology to be superior to any current competing procedure in degrading trichloroethylene (TCE). TCE is the most abundant
groundwater contaminant in the United States.   TCI is not utilized as
a food or energy source by the microorganisms in the soil or
groundwater.   As a result, the chemical accumulated in the environment
and generates a public health risk.   BRT will require EPA approval for
all site projects involving bioremediation.

Under the terms of the Letter of Intent, BRT, to the best of its ability, shall provide funding through equity financing of $630,000.
Of this amount, $315,000 will be utilized to furnish patent protection worldwide and $315,000 will be utilized for the further research and development of the Company's intellectual property as it applies to the field of bioremediation. Management of the Company does not believe that this research and development could be pursued autonomously by the Company as there are no personnel within the Company with expertise in this area. Additionally, costs to obtain access to toxic waste sites
would be exorbitant.   If BRT or its assigns do not obtain the full
$630,000, the Company will have the option of either terminating the
letter of intent or renegotiating the contractual relationship.    All
funds must be utilized in a mutually agreed upon manner for the benefit of the project.

The Company has entered into a letter of intent (LOI) on December 10, 1997 with Starplex Scientific of Canada for the manufacturing and sale of an MAI/Tuberculosis media transport/isolator kit. Under the terms of this LOI, Starplex Scientific has agreed to pay the Company a royalty of 10% of its gross sales minus returns for full credit of the device. Because this is an exclusive worldwide license for this device, Starplex has agreed, subject to the completion of its due diligence and the signing of a definitive licensing agreement, to the following schedule of minimum royalties:

Agreement Year             Minimum Royalty
     1                       $100,000
     2                       $250,000
 3 and thereafter            $500,000

On October 15, 1997 the Company signed a letter of intent (LOI) with the Erie Scientific Company (a wholly owned subsidiary of Sybron International) for the development of the Company's Paraffin Slide Culture (Para SL/C) technology into a commercially marketable product for the detection and susceptibility testing of pathogenic Mycobacteria.

If development efforts are completed and all the requisite pre-marketing regulatory approvals for any proposed products are obtained, the Company will need to establish manufacturing and marketing capabilities, either directly or through contractual arrangements with others, such as joint venture, licensing or similar collaborative agreements in order to commercialize any such products. The Company is currently engaged in preliminary efforts to establish manufacturing and marketing capabilities with respect to certain of its proposed products; however, there can be no assurance that the Company will be able to enter into such arrangements or that it will be able to obtain the necessary financing to manufacture and market such products directly.

Once a suitable manufacturing relationship is established, the nongenetic and fluorescent amplification IDENTIKITsTM are essentially ready for production.

The Company has signed a letter of intent (LOI) on September 8, 1997 with NEN Life Science Products for the combination of its patented baiting technology with Tyramide Signal Amplification (TSA) for the collaborative development of products pertaining to resistance genes in bacterial pathogens.

On November 18, 1993, the Company entered into an exclusive worldwide license and royalty agreement for the manufacture and distribution of the PARA SL/CTM with Erie Scientific, Inc. The PARA SL/CTM is the paraffin-coated slide used solely as a major component of the IDENTIKITTM. Erie Scientific, Inc., is the largest manufacturer and distributor of medical glass slides in North American, and is a wholly owned subsidiary of Sybron International Corporation. The license and royalty agreement calls for a net royalty of 15% paid to the Company of all worldwide sales of the PARA SL/CTM Erie. In addition, the Company has agreed to provide to Erie consulting services for the IDENTIKITTM.

     Proposed Research Agreement.   The Company signed, on August 31,
1998, a research agreement for the further development of a bacterial vaccine against pseudomonas aeruginasa with The Brigham and Women's

Hospital, Inc., a not-for-profit corporation which is a teaching facility of Harvard Medical School (the "Hospital"). The Hospital has ongoing research conducted by Dr. Gerald Pier. Dr. Pier is named as inventor on United States Patent 4,578,458 (and related foreign patents) entitled "Mucoid Exopolysaccharide Vaccine Against Pseudomonas Aeruginosa" issued March 25, 1986 and United States patent 5,502,039 entitled "O-Derivatized Alginic Acid Antigens" issued March 26, 1996. Dr. Pier is obligated to assign his ownership interest in both patents to the Hospital.

Pseudomonas aeruginosa is a gram-negative opportunistic pathogen that
colonizes patients suffering from compromised defense mechanisms.   It
is resistant to many antibiotics. Pseudomonas aeruginosa has the ability to cause a chronic infection of the respiratory tract in patients suffering from chronic obstructive pulmonary disease (COPD), and is the direct cause of death of 81% of cystic fibrosis (CF)
patients.   Pseudomonas is a leading cause of death in patients with
CF, burn victims, individuals with cancer, AIDS, and patients in surgical and intensive care units.

Pursuant to the Research Agreement, the Company obtained an option from Hospital to acquire an exclusive worldwide license to Hospital's interests in these patents and an option to obtain certain rights to inventions that are developed during the course of research funded by
the Company.   The Company will pay an option fee of $32,000.  The
Company will also pay the ongoing patents costs for maintenance of the
above-described patents.    The Company shall pay an upfront $40,000
license fee and an annual license maintenance fee ranging from $10,000 in the first year to $50,000 in the fifth and each following year
during the life of the patents.   The Company shall pay $100,000 upon
each IND filing  and $500,000 upon each FDA approval.   Additionally,
the Company shall pay a royalty of 5% of net sales.   The Company shall
pay 30% of all sublicensing income made by a sublicensee to the Company or its affiliates in connection with technology licensed with Hospital. The Company shall also pay Hospital 5% of research money received from sublicensees.

Pursuant to the Research Agreement, the Company shall also subsidize research and development of the Pseudomonas aeruginosa Vaccine under a mutually agreed upon budget ranging from $100,000 in the first year up
to $250,000 in the fifth year and each year thereafter.   Pursuant to
the Research Agreement, the Company must pay $200,000 to an escrow
account held by the Hospital prior to August 15, 1999.   Such funds are
required to preserve the Company's rights to fund the research and will be used to cover the budget for year 1 and 2 of the Company funded research.

 Patents and Proprietary Rights.   The Company has been issued and
granted twenty-six (26) U.S. patents, respectively:

Patent No.                 Issue Date               Title
5,153,119*               October 6, 1992        Method For Speciating
                                                And Identifying MAI
                                               (Mycobacterium Avium-
                                                Intracellular)

5,316,918                 May 31, 1994          Method and Apparatus For
                                               Testing MAI (Mycobacterium
                                                Avium-Intracellulare) For
                                                 Antimicrobial Agent
                                                 Sensitivity

5,472,877                December 5, 1995       Apparatus For Determining
                                               The Presence Or Absence of
                                                MAI (Mycobacterium Avium-
                                                Intracellular)

5,569,592                 October 29,1996       Apparatus For Testing MAI
                                               (Mycobacterium Avium-
                                                Intracellular) For
                                                Antimicrobial Agent
                                                Sensitivity




5,637,5011                 June 10, 1997         Method And Apparatus For
                                                Automatically Testing The
                                                Antibiotic Sensitivity Of
                                                    A Paraffinophilic
                                                       Microorganism

5,639,675                  June 17, 1997         A Method Of Identifying
                                                 A Nonparaffinophilic
                                                 Microorganism Using
                                                 Various Milieus And An
                                                 Associated Apparatus***

5,641,645                  June 24, 1997         A Method For Determining
                                                 The Antimicrobial Agent
                                                 Sensitivity Of A
                                                 Nonparaffinophilic
                                                 Microorganism Using
                                                 Various Milieus And An
                                                 Associated Apparatus

5,654,194                   August 5, 1997       A Method Of Identifying
                                                 A Nonparaffinophilic
                                                 Microorganism Using
                                                 Various Milieus And
                                                 An Associated Apparatus

5,663,0562                September 2, 1997       A Method For Determining
                                                  The Antimicrobial Agent
                                                  Sensitivity Of A
                                                  Nonparaffinophilic
                                                  Microorganism And An
                                                  Associated Apparatus***

5,668,010                September 16, 1997       A Method For Determining
                                                  The Antimicrobial Agent
                                                  Sensitivity Of A
                                                  Nonparaffinophilic
                                                  Microorganism Using
                                                  Various Milieus And An
                                                   Associated Apparatus

5,667,169                  October 14, 1997       A Method For Determining
                                                  The Antimicrobial Agent
                                                  Sensitivity Of A
                                                  Nonparaffinophilic
                                                  Microorganism And An
                                                  Associated Apparatus

5,698,414                 December 16, 1997       Method And Apparatus For
                                                  Testing Paraffinophilic
                                                  Microorganisms For
                                                  Antimicrobial Agent
                                                  Sensitivity

5,707,824                  January 13, 1998       Method of Determining The
                                                  Presence Or Absence Of A
                                                  Paraffinophilic Microorganism***

5,721,112                  February 24, 1998      A Method Of Determining The
                                                  Presence Or Absence Of A
                                                  Nonparaffinophilic Microorganism
                                                  In A Specimen And An Associated
                                                  Apparatus

5,726,030                  March 10, 1998         Method for automatically testing
                                                  the antibiotic sensitivity of a
                                                  nonparaffinophilic microorganism

5,750,363                  May 12, 1998           Method for determining the
                                                  antibiotic agent sensitivity
                                                  of a nonparaffinphilic
                                                  microorganism and an associated
                                                  apparatus

5,776,722                  July 7, 1998           Method of testing a body specimen
                                                  taken from a patient for the presence
                                                  or absence of a microorganism and a
                                                  further associated method and associated
                                                  apparatus


5,801,009                  September 1, 1998      Method for determining the antimicrobial
                                                  sensitivity of a paraffinophilic
                                                  microorganism using various milous and
                                                  an associated apparatus

5,804,406                  September 8, 1998      Determing sensitivity of paraffinophilic
                                                  microorganisms to antimicrobials

5,846,760                  December 8, 1998       Method for determining a presence of a
                                                  nonparaffinophilic hydrophobia microorganism
                                                  in a body specimen and an associated apparatus

5,854,013                  December 29, 1998      Method of determining presence or absence of a
                                                  nonparaffinophilic microorganism in a specimen

5,854,014                  December 29, 1998      Apparatus for testing paraffinophilic
                                                  microorganisms for antimicrobial sensitivity

5,882,919                  March 16, 19993         Apparatus for determining the presence or
                                                  absence of a nonparaffinophilic microorganism in a
                                                  specimen

5,882,920                  March 16, 19994         Apparatus for determining the presence or absence
                                                  of a nonparaffinophilic microorganism

5,891,662                  April 6, 1999          Method for determining the antimicrobial agent
                                                  sensitivity of a nonparaffinophilic hydrophobic
                                                  microorganism

*   Corresponding patents in Australia (parent and divisional) and
Europe
(parent and divisional); corresponding application in Canada
***   Corresponding patent in South Africa as of November 27, 1996
1   Corresponding applications will be filed in
AU/BR/CA/CH/EP/JP/MX/NZ/RF/SK
2   Corresponding applications will be filed in
AU/BR/CA/CH/EP/JP/MX/NZ/RF/SK
3   Term of patent shall not extend beyond expiration of Patent
5,677,169
4   Term of patent shall not extend beyond expiration of Patent
5,654,194

The Company is presently allowing its patented technology to be used at the VA Medical Center of New York to perform research confirming the efficacy of the IDENTIKITTM and to perform additional research with amplification techniques. It is anticipated that the technique will increase the rapidity with which both bacterial identifications and antibiotic sensitivities can be determined, reducing the time required by one or two orders of magnitude.

The slide culture technology may be automated. The Company is presently in negotiation with several diagnostic companies for the automation of the paraffin baiting method. The Company has been granted a patent for the automation method. This will potentially lower the cost for identification and antibiotic sensitivity testing for MAI and for all other paraffinophilic microorganisms.

There can be no assurance that any issued patents will provide the Company with significant competitive advantages, or that challenges will not be instituted against the validity or enforceability of any patent owned by the Company or, if instituted, that such challenges will not be successful. The cost of litigation to uphold the validity and prevent infringement can be substantial. Furthermore, there can be no assurance that others will not independently develop similar technologies or duplicate the Company's technologies or design around the patented aspects of the Company's technologies. While obtaining patents is deemed important to the Company, patents are not considered essential to the success of its business. However, if further patents do not issue from present or future applications, the Company may be subject to greater competition.

The Company also relies on a combination of non-competition and confidentiality agreements with its employees, licensing agreements, trademarks and trade secret laws to establish and protect proprietary rights to its technologies. There can be no assurance that trade secrets will be established, that secrecy obligations will be honored, or that others will not independently develop similar or superior technologies.

     Dependence on One or a Few Major Customers.   The Company does not
expect that any single customer will account for more than ten percent of its business.

     Employees. The Company employs two full time persons and six part time persons. The Company shall employ additional individuals as required.

     Governmental Regulation.   In order to gain broad acceptance, the
Company's diagnostic kits will require approval from the United States Food and Drug Administration ("FDA") and regulatory bodies outside of
the United States.   The Company intends to apply for FDA approval
based upon clinical testing programs conducted at major medical centers including the New York's VA Hospital, the University of West Virginia School of Medicine and the State University of New York School of
Medicine.   Data obtained from these institutions will enable the
Company to apply for FDA approval process testing kits through the 510-
K application process..   No assurance can be given that the Company
will successfully develop or commercialize any proposed applications of its technology.

With the exception of experimental markets, sales in the United States cannot occur until FDA approval is granted. FDA approval will take no less than one year. This includes 4-5 months of research, 4-5 months of clinical trials and the 2-3 months for review by the FDA. The research associated with the FDA approval will cost approximately $200,000.

In addition to working on obtaining the necessary governmental approvals to bring the product to market and looking for additional marketing arrangements through established distribution channels, the Company plans to perform contract experimental work testing for the efficacy of chemotherapeutic agents against paraffinophilic microorganisms.

The Company expects to begin clinical trials of its slide-culture technology in early 1999 and expects to receive approval of its technology from the FDA before the summer of 2000 through the 510-K
application process.   The Company expects to begin marketing its test
kits internationally during the third quarter of 1999.

Seasonal Nature of Business Activities.   The Company's business
activities are not seasonal.

Item 2.  Management's Discussion and Analysis or Plan of Operation

Trends and Uncertainties. Demand for the Company's products will be dependent on, among other things, market acceptance of the Company's concept, the quality of its products, government approval and general economic conditions, which are cyclical in nature. Inasmuch as a major portion of the Company's activities will be the receipt of revenues from the sales of its products, the Company's business operations may be adversely affected by the Company's competitors and prolonged recessionary periods.

Capital and Source of Liquidity.   The Company requires substantial
capital in order to meet its ongoing corporate obligations and in order to continue and expand its current and strategic business plans.
Initial working capital has been obtained by the private sale of the Company's Common Shares from November 1996 to present.

For the six months ended June 30, 1999, the Company had legal fees in connection with the issuance of common stock of $2,585. The Company received proceeds from the issuance of common stock of $133,234 resulting in net cash provided by financing activities of $130,649 for the six months ended June 30, 1999.

For the six months ended June 30, 1998, the Company had proceeds from the issuance of common stock of $225,674. As a result, the Company had net cash used in investing activities of $225,674 for the six months ended June 30, 1999.

For the six months ended June 30, 1999, the Company had patent costs of $32,488 and an increase in deposits of $50 resulting in net cash used
in investing activities of $43,538.   The Company anticipates that
costs associated with product testing and development will continue to increase.

For the six months ended June 30, 1998, the Company received $200,000 from the redeption of certificate of deposit. The Company purchased equipment for $4,504 and had patent costs of $146,747 for the six
months ended June 30, 1998.   The Company had an increase in deposits
of $20 and had deferred merger and offering costs of $62,995 for that
same period.   As a result, the Company had net cash used in investing
activities of $14,266 for the six months ended June 30, 1998.

The Company has a $10,500 line of credit, all of which was available at December 31, 1998. The line of credit is collateralized by the personal guarantee of a stockholder.

On a long-term basis, liquidity is dependent on continuation and expansion of operation and receipt of revenues, additional infusions of
capital and debt financing.   The Company believes that additional
capital and debt financing in the short term will allow the Company to increase its marketing and sales efforts and thereafter result in increased revenue and greater liquidity in the long term. However, there can be no assurance that the Company will be able to obtain additional equity or debt financing in the future, if at all.

Results of Operations.   Since inception, the Company has not received
any material revenues from operations.

For the six months ended June 30, 1999, the Company had operating
expenses of $165,659.   These expenses consisted primarily of research
and development of $34,989, wages of $13,079, telephone of $6,450, insurance of 51, legal and accounting of $15,941, travel of $5,657, payroll taxes of $1,300, state and local taxes of $2,621, rent of $8,446, consulting and professional fees of $14,718, depreciation and amortization of $21,633, office expense of $8,755, public relations of $26,810 and miscellaneous operating expenses of $5,209.

For the six months ended June 30, 1998, the Company had operating
expenses of $143,259.   These expenses consisted primarily of research
and development of $22,762, wages of $18,443, telephone of $5,959, insurance of 5,270, legal and accounting of $47,075, travel of $2,346, payroll taxes of $1,676, state and local taxes of $3,400, rent of $2,672, depreciation and amortization of $13,789, office expense of $6,203 and miscellaneous operating expenses of $13,664.

Plan of Operation. The Company is in the development stage and has not conducted any significant operations to date or received any operating revenues. The Company may experience problems; delays, expenses and difficulties sometimes encountered by an enterprise in the Company's stage of development, many of which are beyond the Company's control. These include, but are not limited to, unanticipated problems relating to product development, testing, regulatory compliance, manufacturing costs, production and marketing problems, additional costs and expenses that may exceed current estimates and competition.

As of June 30, 1999, the Company had working capital of $145,863. The Company expects to use this capital to continue research and development of patents and for the costs associated with executing an initial public stock offering. The Company believes that the net proceeds from equity financing together with revenues from operations, if any, will be sufficient to meet its anticipated cash needs for working capital and capital expenditures until approximately December 1999. There can be no assurance, however, that the net proceeds from equity financing will not be expended prior thereto due to unanticipated changes in economic conditions or other unforeseen circumstances. Unless growth in the Company's revenues from operations substantially exceeds management's current expectations, by approximately December 1999, the Company will be required to seek additional equity or debt financing to fund the costs of its operations, including continued development of its products. There can be no assurance that additional financing will be available or that, if available, such financing will be on acceptable terms to enable the Company to complete development of or commercialize any of its proposed products or technologies.

The Company is not delinquent in any of its obligations even though the Company has generated limited operating revenues. However, the Company is currently outside of normal vendor terms and continues to negotiate with vendors while the management continues its efforts to raise capital. The Company intends to market its products utilizing cash made available from the private and public sale of its securities. The Company's management is of the opinion that revenues from the sale of its products and the proceeds of the sales of its securities will be sufficient to pay its expenses until additional restaurants can be added pursuant to the initial business plan.

GENERAL - YEAR 2000 ISSUES

The Company has conducted a comprehensive review of its computer systems to identify any business functions that could be affected by the "Year 2000" issue. As the millennium ("Year 2000") approaches, businesses may experience problems as the result of computer programs being written using two digits rather than four to define the
applicable year.   The Company has conducted a comprehensive review of
its computer systems to identify those areas that could be affected by
the "Year 2000" issue.   Any of the Company's programs that have time-
sensitive software may recognize a date using "00" as the year 1900
rather than the year 2000.   If not corrected, this could result in
extensive miscalculations or a major system failure.

The Company relies on industry standard software.   Certain
manufacturers have already provided the Company with upgraded software to address the "Year 2000" issue and the Company believes that its remaining software manufactures will modify their programs accordingly. In the event the remaining manufacturers do not upgrade their software packages, the Company will replace such software with programs that
address the "Year 2000" issue.   The Company believes that by modifying
existing software and converting to new software, the "Year 2000" issue will not pose significant operational problems and is not anticipated to require additional expenditures that would materially impact its financial position or results of operations in any given year.

Successful and timely completion of the Year 2000 project is based on management's best estimates derived from various assumptions of future events. These events are inherently uncertain, including the progress and results of vendors, suppliers and customers Year 2000 readiness.


ITEM 3.  DESCRIPTION OF PROPERTY

The Company will operate out of two locations. The corporate headquarters will remain in Sharon, Pennsylvania and the clinical lab will be in Milford, Pennsylvania. These offices consist of 3100 square
feet.   The Company pays approximately $2,500 per month for use of these two locations. The Company may consolidate operations to a single location once clinical testing is successfully completed. Also, the Company will use the offices of Dr. Felder as its corporate headquarters. Dr. Felder will sublease a portion of his offices at a rate of approximately $550 per month to partially cover the cost of
rent, office equipment, utilities and office personnel.   The Company
retains the right to increase these payments in accordance with any rental time and increased need for office equipment, utilities and office personnel at both locations.

ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following tabulates holdings of shares of the Company by each person who, subject to the above, at the date of this prospectus, holds of record or is known by Management to own beneficially more than 5.0% of the Common Shares and, in addition, by all directors and officers of
the Company individually and as a group.   Each named beneficial owner
has sole voting and investment power with respect to the shares set forth opposite his name.

              Shareholdings at Date of
                   This Prospectus

                                                            Percentage of
                            Number & Class(1)              Outstanding
Name and Address                  of Shares                Common Shares

Mitchell S. Felder, M.D. (2) (3)  2,252,589                     31.75%
Suite 2
87 Stambaugh Avenue
Sharon, PA 16146

Robert Ollar, Ph.D. (2)           1,697,322                     23.92%
122 Cornelia Lane
Milford, PA 18337

David Bernstein, Esq. (2) (3)       246,837                     3.48%
33111 Seneca Drive
Solon, OH 44139

Susan Felder (2)                    382,967                     5.40%
Suite 2
87 Stambaugh Avenue
Sharon, PA 16146

Stephen Lewis                       100,000                    1.41%
112 Mehard Avenue
Greenville, PA 16125

Thomas Inman                              0                    0.00%
27 Garrett Lane
Mercer, PA 16137

William Moder II                         0                    0.00%
2500 Highland Road, Suite 104
Kerrwood Place, P.O. Box 1071
Hermitage, PA 16148

Carl Shardy                         106,500                  1.39%
87 Stambaugh Avenue
Sharon, PA 16146

All Directors & Officers
as a group (8 persons)            4,786,215                 62.14%

(1)Pursuant to Rule 13d-3 under the Securities Exchange Act of 1934, as amended, beneficial ownership of a security consists of sole or shared voting power (including the power to vote or direct the voting) and/or sole or shared investment power (including the power to dispose or direct the disposition) with respect to a security whether through a contract, arrangement, understanding, relationship or otherwise.
Unless otherwise indicated, each person indicated above has sole power to vote, or dispose or direct the disposition of all shares beneficially owned, subject to applicable unity property laws.

(2)Assumes exercise of all outstanding stock options. Includes for each of Dr. Felder, Dr. Ollar, Mr. Bernstein and Mrs. Felder, 42,535, 23,368, 37,978 and 29,167 shares, respectively, which such person has the right to acquire under options issued to him/her under the 1996 Stock Option Plan at a purchase price of $1.20 per share.

(3)Includes for each of, Dr. Felder and Mr. Bernstein, 77,500 and
10,000 shares, respectively, for repayment of loans made to the Company.

Stock Options. The Corporation has issued options for the purchase of up to 828,852 shares of common stock to fourteen persons. The options are "non-qualified stock options" which are not qualified for treatment under Section 422 of the Internal Revenue Code of 1986, as amended.
The term of the options has generally been up to ten years from the date of grant, and provide for vesting over a period of three years from the date of grant.

The Corporation's 1996 Stock Option Plan provides for the issuance of options for the purchase of 1,182,750 shares of the Corporation's
Common Stock to employees and consultants. In lieu of salary for past services, certain employees have received stock options to purchase up to 322,406 shares at a purchase price of $1.20 per share under the
Stock Option Plan. Of the total 322,406 shares eligible for purchase pursuant to options, Dr. Felder, Dr. Ollar, Thomas Inman, William Moder II, David Bernstein, Steve Lewis, and Susan Felder have options to purchase a total of 227,200 shares. Carl Shardy has options to purchase
21,240 Common Shares.   The remaining 73,876 shares eligible for purchase
pursuant to options were distributed among 7 other employees.

The Corporation's 1998 Stock Option Plan provides for the issuance of options for the purchase of 1,200,000 shares of the Corporation's
Common Stock to employees and consultants. Currently no options have been issued under the 1998 Stock Option Plan.


ITEM 5.   DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS.

Board of Directors. The following persons listed below have been retained to provide services as director until the qualification and election of his successor. All holders of Common Stock will have the right to vote for Directors of the Company. The Board of Directors has primary responsibility for adopting and reviewing implementation of the business plan of the Company, supervising the development business plan, review of the officers' performance of specific business functions. The Board is responsible for monitoring management, and from time to time, to revise the strategic and operational plans of the
Company.    Directors receive no cash compensation or fees for their
services rendered in such capacity.

The Executive Officers and Directors are:

Name                                Position          Term(s) of Office
Mitchell S. Felder, M.D.
age 45                          CEO, President and       Inception
                              Treasurer and Director     to present

Robert A. Ollar, Ph.D.
age 50                        Executive Vice President    Inception
                               and Chief of Scientific    to present
                           Affairs and Product Development
                                       and Director

Susan Felder
 age 44                       General Manager and Director    Inception
                                                              to present

David Bernstein, age 39        Corporate General Counsel
                                      and Director

Stephen R. Lewis, age 38                   Director              1995
                                                             to present

Thomas Inman, age 43           Secretary and Controller       June 1995
                                                              to present

William J. Moder, III, age 46              Director           Sept. 1998
                                                               to present

Carl Shardy, age 50                Senior Vice President     January, 1999
                                                               to present
Resumes:

Mitchell S. Felder, M.D., is a co-founder of the Company, a founding member of the Company's Scientific Advisory Board, and serves as Vice
Chairman of the Company's board of directors. Dr. Felder is a contributor to certain of the patent applications for the Company's products, and has worked in the Company's clinical medical effort. He received his M.D. degree from the University of Rome, Italy in 1983, and has been an attending Neurologist at the Horizon Hospital System in Greenville, Pennsylvania since 1997. Dr. Felder is married to Susan
Felder and is a first cousin of Mr. Bernstein.

Robert A. Ollar, Ph.D. is a co-founder of the Company, a founding member of the Company's Scientific Advisory Board, and has served as Chairman of the board of directors of the Company since 1989. Dr.
Ollar received his Ph.D. degree from the University of Surrey, England, United Kingdom in 1993. Prior to that, he received his Master of


Science Degree majoring in Microbiology in 1984 from the University of Glasgow, Great Britain. Prior to that, he performed research at the Institute Pasteur Du Brabant in Brussels, Belgium. Dr. Ollar is the inventor of the Company's slide culture technology. Dr. Ollar is presently an Assistant Professor of Neurology at the New York Medical
College.

Susan Felder has served as General Manager and director of the Company since its inception in 1989. From 1978 to 1989 she had progressive analyst responsibilities with the Insurance Services Office, Inc.
leading to the position of Computer Programmer which she held until 1989. From 1978 to 1979 she held the position of Marketing Research
Analyst for the Continental Insurance Company.  She received her B.A.
in Economics from Rutgers College in 1976.  She is the wife of Dr.
Felder.

David Bernstein, Attorney-at-Law, is one of the Corporate Counsel for the Company and is a director of the Company. Mr. Bernstein is a sole practitioner practicing law in Cleveland, Ohio. Prior to engaging in sole practice, Mr. Bernstein was an attorney at Bekaert Corporation, a manufacturing company. He received his Juris Doctor of Law from The
University of Akron in 1983 and his Bachelor's Degree in Accounting from Kent State University in 1980. Mr. Bernstein is a first cousin of Dr. Felder.

Stephen R. Lewis has served as a director of the Company since 1995.
Mr. Lewis is an investment broker with, and shareholder of Butler Wick
& Co., Inc. of Sharon, Pennsylvania since 1988.  He received his
Bachelor's Degree in Finance from Indiana University of Pennsylvania in
1983.

Thomas L. Inman is the Corporate Controller for the Company, having served since June 1995. Mr. Inman is the Secretary of the Company.
Since 1990, Mr. Inman has been employed as an internal auditor for the County of Mercer in Pennsylvania.

William Moder, III is one of the Corporate Counsel for the Company and
has been a director of the Company since September, 1998.   Mr. Moder
is an attorney engaged in private practice in Hermitage, Pennsylvania.
He has advised the Company as local counsel, primarily on contract
issues.   Prior to entering private practice, Mr. Moder was corporate counsel for First National Bank of Pennsylvania, a subsidiary of F.N.B.
Corporation, for 14 years.   He is a 1974 graduate of Edinboro
University of Pennsylvania and earned his juris doctorate degree in
1980 from the University of Akron.

Carl Shardy has been Senior Vice President of the Corporation since
January, 1999.   Mr. Shardy is the President of RCS Steel Company, Inc.
He attended Youngstown State University and received an associate degree from Copperweld Institute of metallurgy in 1982.

The Corporation has not established any committees, other than the
Compensation Committee and the Stock Option Plan Committee, which administers the issuance of options under the Corporation's 1996 and
1998 Stock Option Plans.  The Compensation Committee is composed of Dr.
Felder, Dr. Ollar, Mr. Shardy. and Mr. Moder.   The Stock Option Plan
Committee consists of Dr. Felder and Dr. Ollar

Scientific Advisory Board.   In July 1995 Dr. Ollar and Dr. Felder
founded the Corporation's Scientific Advisory Board, which in addition to them consists of the following members:

Nancy D. Connell, Ph.D., Assistant Professor, Dept. Of Microbiology and
Molecular Genetics, UMDNJ/New Jersey Medical School

Carl Gene Coin, M.D., Department of Radiology, University of Miami
School of Medicine

Joseph Giordano, M.D., Attending Internist, Sharon Regional Health
System

Vincent LaBombardi, Ph.D.  Chief of the Department of Microbiology, St.
Vincent's Hospital New York, New York; Assistant Professor of
Microbiology, New York Medical College.

Richard Steinfeld, M.D., Attending Internist, Sharon Regional Health
System

Benjamin M. Blumberg, Ph.D., Professor of Neurology, University of
Rochester Medical School


Joseph H. Kite, Jr., M.D., Professor of Microbiology; State University at Buffalo School of Medicine and Biomedical Sciences
Jane Pascale, M.D., Assistant Professor of Microbiology; State
University at Buffalo, NY

Sheldon Brown, M.D., Assistant Professor of Medicine; Mt. Sinai School of Medicine, NY, NY; Attending Physician Infectious Diseases; Bronx
V.A. Hospital

Dale Pokorney, M.D., Assistant Professor of Dermatology, Case Western
Reserve School of Medicine

Pattisapu R.J. Gangadharam, Ph.D., Professor of Medicine, Microbiology and Pathology, Director of Mycobacteriology research, University of Illinois at Chicago

Thomas Kelly, Ph.D., Professor of Microbiology Laboure College; Boston,
MA

David Sklansky, Author of seven books on probability theory and wagers

Each member of the Scientific Advisory Board has received an option to purchase six hundred fifty (650) shares of stock at $4.50 per share.
Such options vest over a three-year period beginning on December 6, 1996, and expire without further vesting within ninety (90) days after each member's termination of Scientific Advisory Board service.


ITEM 6.  EXECUTIVE COMPENSATION

No executive officer of the Corporation, except for Dr. Robert Ollar, received any cash compensation for the fiscal year ended December 31,
1997.  Dr. Ollar received cash compensation of $23,333 during fiscal
year ended December 31, 1997.    Upon completion of the offering of the
Shares made hereby, Dr. Ollar will receive a salary of $65,000 per year based on his full time work at the Corporation's laboratory; Dr. Felder will receive a salary of $65,000 per year based upon part-time work;
and Mr. Inman will receive $12,000 per year for part-time work.   The
Corporation retains the right to increase or decrease the cash compensation of its employees as necessitated by business conditions.
In lieu of salary for past services, certain employees have received options to purchase up to 322,406 shares of the Corporation's common stock at a price of $1.20 per share.  See "Stock Options."

For the year ended December 31, 1998, Mr. Moder was paid $11,015 for legal services provided to the Corporation.

   Employment Agreements.   Dr. Robert Ollar is employed under an
employment agreement for $20,000 per year.   Other than the
Corporation's standard form of non-competition and confidentiality agreement, the Corporation does not presently have any employment contracts in effect with the named executive officers of the
Corporation, including any compensatory plans or arrangements resulting from the resignation, retirement or other termination of the named executive officers of the Corporation, other than the compensation arrangements discussed above.

ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Related Party Transactions.   Prior to July 1995, all of the Company's
expenditures were funded by Dr. Mitchell Felder.   Dr. Felder advanced
the Company $26,776 in 1993, $36,649 in 1994, $19,564 in 1995 and
$36,189 in 1996.   Advances from inception of the Company to December
31, 1992 totaled $39,387.   Under an agreement with the Company,
$64,833 of the amounts loaned were converted to common stock.   At
December 31, 1995, $56,811 was payable to Dr. Felder.

In 1992, David Bertstein, a stockholder, provided legal services amounting to $12,000 in exchange for a non-interest bearing note
payable due or before December 1, 1999.   Mr. Bernstein has agreed to
accept 10,000 Common Shares of the Company as repayment of this debt upon completion of this offering.

The Company entered into a consulting agreement with Steven Lewis, a
stockholder and director of the Company.   The term of the consulting
agreement is one (1) year commencing May 18, 1998.    The Company has


not extended the agreement and it expires May 18, 1999.  Mr. Lewis shall be paid a $4,000 per month payable quarterly under the terms of
the Agreement.    Additionally, Mr. Lewis has received 30,000 stock
options with an option price of $1.20 per share.  The agreement provides that upon the Company receiving $300,000 during its term, that
Mr. Lewis shall receive an additional 30,000 stock options at the
option price of $1.20 per Common Share.   During 1997 and 1996, Mr.
Lewis was paid $31,347 and $18,360, respectively for his prior services to forfeiture, which number will be reduced by 16,137 Common Shares

ITEM 8.  DESCRIPTION OF SECURITIES

     Qualification.   The following statements constitute brief
summaries of the Company's Certificate of Incorporation and Bylaws, as
amended.  Such summaries do not purport to be complete and are qualified in their entirety by reference to the full text of the
Certificate of Incorporation and Bylaws.

The Company is authorized to issue 20,000,000 shares of Common Stock, par value $.02 per share. As of the date hereof, there are 6,265,588 shares of Common Stock outstanding, excluding shares reserved for issuance upon the exercise of 828,852 issued and outstanding common stock options.

The holders of the Common Stock are entitled to one vote per share with respect to all matters on which holders of the Company's Common Stock are entitled to vote. Holders of the Common Stock have the right to dividends from funds legally available therefor, when, as and if declared by the Board of Directors and re-entitled to share ratably, in all of the assets of the Company available for distribution to holders of shares of Common Stock upon liquidation, dissolution or winding up of the affairs of the Company. Holders of Common Stock do not have preemptive, subscriptive or conversion rights. The Common Stock does not have cumulative voting rights and, therefore, holders of shares entitled to exercise more than 50% of the voting power are able to elect 100% of the Directors of the Company. As a result, the existing shareholders of the Company have the power to retain control over the Company, despite any accumulation of Common Stock pursuant to his offering.

     Transfer Agent.    Florida Atlantic Stock Transfer shall act as
the Company's transfer agent.

                        PART II

ITEM 1.  MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON
EQUITY AND RELATED STOCKHOLDER MATTERS

The Company has applied for trading in the over-the-counter market and to be listed on the Over-The-Counter Pink Sheets.

The Company has never paid any cash dividends nor does it intend, at this time, to make any cash distributions to its shareholders as dividends in the near future.

As of May 30, 1999, the number of holders of Company's common stock is 77.

ITEM 2.  LEGAL PROCEEDINGS

Merger With Regal One Corporation ("Regal").   On April 7, 1998, the
Corporation entered into a Plan and Agreement of Merger with Regal, a
Florida Corporation, whose shares are listed on the OTC Bulletin Board
under the symbol "RONE."   Regal was to issue approximately 26,320,520
Common Shares to the Corporation's stockholders so that on the effective date of the merger, the shareholders of the Corporation would have owned in the aggregate 85% of the Common Shares of Regal, which
upon closing will change its name to Infectech.    A condition of the
merger was that the Corporation raise a minimum of $300,000 prior to
June 30, 1998.  This condition was not met and the Corporation exercised its right to terminate the transaction.

The Corporation filed for arbitration in Pennsylvania (AAA Case No. 55-
136-0131-98) to recover $50,000 advanced to Regal One.   The matter has
been amicable settled.




ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS.

During the Company's two most recent fiscal years or any later interim period, there have been no changes in or disagreements with the Company's principal independent accountant or a significant subsidiary's independent accountant.

ITEM 4.   RECENT SALES OF UNREGISTERED SECURITIES.

During the first and second quarter of 1997 the Company issued 522,450
Common Shares at $1.20 per share in cash to the following individuals and entities.

Jean C. Harnett                    46,250
James Gessler                      10,000
James M. Holl & Steve D. Gurrera   10,000
Carl Shardy                        42,000
David A. & Betty I. Geisel          5,000
Mark B. Jubelirer                  10,000
John F. Loretta A. Hamley           3,000
Dale Pokorney                      16,000
Martin M. Horowitz                 50,000
Cathi Gurska                       12,500
Samuel Bungo                        7,000
Gary W. Podobrick                   4,000
Beverly D. Beshore                 20,000
Scott D. Payne                      4,000
Karen Gagen                        14,700
Richard J. Donatelli                2,500
M. Virginia Larimer                 5,000
Charles O. & Lorraine A. Stepp      2,000
Alexis j. Loomis                   10,000
Stacey B. Enck                      5,000
Ian C. Horowitz                     5,000
Annamarie Denis                     5,000
Ronald L. Susan D. Campbell        33,000
Patricia E. Loomis & James L.
   Gibson                          10,000
Steven B. Bakst                    40,000
Scott A. Riley                     18,000
Glenn B. Harnell                   80,000
Allen D. Kidd                      15,000
Marten C. Owens                    15,000
Steve D. Gurrera                    2,500
Christine & David Kirita           10,000
John A. & Joyce A. Mackey
   Custodians                      10,000

These issuances were made in compliance with Rule 505, Regulation D of the Securities Act of 1933 by Registrant's management, consultants and selected broker/dealers.  No commissions or other remuneration was paid
to anyone.  No general solicitation was utilized.   The determination
of whether an investor was accredited or nonaccredited was based on the responses in the subscription agreement filled out by each investor.

During the second quarter of 1998, the Company issued 225,000 Common
Shares for cash payments of $1.20 to the following:

Bruno Melaragno                        20,000
Anthony Melaragno                      20,000
Carl Shardy                            27,000
Dale Pokorney                          10,000
John & Joyce Mackey, Custodians        10,000
Marten C. Owens                        10,000
Peter Melaragno                        20,000
Victor Melaragno                       20,000
Ronald Campbell                        10,000
Victor Melaragno, Custodian            10,000
Richard J. Donatelli                   10,000
Steve D. Gurrera                        3,000
Christine & David Kinla                10,000
A. William Senopole, Jr.               10,000
Aurelio Berardinelli                   20,000
William E. Brest                       15,000

These issuances were made in compliance with Rule 505, Regulation D of the Securities Act of 1933 by Registrant's management, consultants and selected broker/dealers.  No commissions or other remuneration was paid
to anyone.  No general solicitation was utilized.   The determination
of whether an investor was accredited or nonaccredited was based on the responses in the subscription agreement filled out by each investor.


In January 1998, the Company issued 121 Common Shares pursuant to option exercise at $.01 per Common Shares to Thomas A. Kelly, Ph.D. The
Common Shares were issued to a sophisticated investor who had access to information on the Company necessary to make an informed investment decision for cash consideration pursuant to an exemption from registration under Section 4(2) of the Securities Act of 1933.

In the second and third quarters of 1998, the Company issued Common
Shares for option exercise at $.01 per Common Share as follows.

Name                         Common Shares         Cash Payment
Thomas A. Kelly, Ph.D          1,017                   $ 10.17
Robert A. Ollar, Ph.D.         6,250                   $ 62.50
Jeffrey Lewis                 49,825                   $498.25

The Common Shares were issued to sophisticated investors who had access to information on the Company necessary to make an informed investment decision for cash consideration or services pursuant to an exemption from registration under Section 4(2) of the Securities Act of 1933.

During the first quarter of 1999, the Company issued 111,000Common
Shares at $1.20 per Common Share cash payment (aggregate of $133,200) to the following:

Robert Hudock             10,000 Common Shares
James A. Hudock           10,000 Common Shares
John Zullo                10,000 Common Shares
Frank Shardy              19,000 Common Shares
Victor Melaragno          10,000 Common Shares
Anthony Melaragno         10,000 Common Shares
Bruno Melaragno           20,000 Common Shares
Aurelio Berarolineli      10,000 Common Shares
John Demas, Sr.           12,000 Common Shares

These issuances were made in compliance with Rule 504, Regulation D of the Securities Act of 1933 by Registrant's management, consultants and selected broker/dealers. No commissions or other remuneration was paid to anyone. The determination of whether an investor was accredited or nonaccredited was based on the responses in the subscription agreement filled out by each investor.

In March 1999, the Company issued 3,334 Common Shares pursuant to
option exercise at $.01 per Common Shares to June Pasacic.   The Common
Shares were issued to a sophisticated investor who had access to information on the Company necessary to make an informed investment decision for cash consideration or services pursuant to an exemption from registration under Section 4(2) of the Securities Act of 1933.


ITEM 5.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

Indemnification. The Company shall indemnify to the fullest extent permitted by, and in the manner permissible under the laws of the State of Delaware, any person made, or threatened to be made, a party to an action or proceeding, whether criminal, civil, administrative or investigative, by reason of the fact that he is or was a director or officer of the Company, or served any other enterprise as director, officer or employee at the request of the Company. The Board of Directors, in its discretion, shall have the power on behalf of the Company to indemnify any person, other than a director or officer, made a party to any action, suit or proceeding by reason of the fact that he/she is or was an employee of the Company.

Insofar as indemnification for liabilities arising under the Act may be permitted to directors, officers and controlling persons of the Company, the Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.
In the event that a claim for indemnification against such liabilities
(other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit or proceedings) is asserted by such director, officer, or controlling person in connection with any securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issues.

INDEMNIFICATION OF OFFICERS OR PERSONS CONTROLLING THE CORPORATION FOR
LIABILITIES ARISING UNDER THE SECURITIES ACT OF 1933, IS HELD TO BE
AGAINST PUBLIC POLICY BY THE SECURITIES AND EXCHANGE COMMISSION AND IS
THEREFORE UNENFORCEABLE.

Limitation on Liability and Indemnification Matters.   The Certificate
of Incorporation of the Corporation limits the liability of directors of the Corporation to the Corporation or its stockholders to the fullest extent permitted by Delaware law.  Specifically, directors of the Corporation will not be personally liable for money damages for breach of a duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the Corporation or its
stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii)
under Section 174 of the Delaware General Corporation Act, which relates to unlawful declarations of dividends or other distributions of assets to stockholders or the unlawful purchase of shares of the corporation, or (iv) for any transaction from which the director derived an improper personal benefit.

PART F/S

The following financial statements required by Item 310 of Regulation
S-B are furnished below

Independent Auditor's Report dated March 24, 1999
Balance Sheet as of December 31, 1998 and 1997
Statement of Operations for the Years ended December 31, 1998, 1997 and
1996 and the period from June 21, 1989 (inception) to December 31, 1998
Statement of Stockholders' Equity for the Years ended December 31,
1998, 1997 and 1996 and for the period from June 21, 1989 to December
31, 1998
Statement of Cash Flows for the Years ended December 31, 1998, 1997 and
1996 and for the period from June 21, 1989 to December 31, 1998
Notes to Financial Statements

Balance Sheet as of June 30, 1999
Statement of Operations for the Six Months ended June 30, 1999 and 1998
Statement of Cash Flows for the Six Months ended June 30, 1999 and 1998
Notes to Financial Statements


















March 24, 1999




Board of Directors
Infectech, Inc.
Sharon, Pennsylvania

Independent Auditors' Report

We have audited the accompanying balance sheets of Infectech, Inc. as of December 31, 1998 and 1997 and the related statements of operations, stockholders equity (deficit) and cash flows for each of the three years in the period ended December 31, 1998 and for the period from June 21, 1989 (inception) to December 31, 1998. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Infectech, Inc. as of December 31, 1998 and 1997 and the results of its operations and its cash flows for each of the three years in the period ended
December 31, 1998 and for the period from June 21, 1989 (inception) to
December 31, 1998 in conformity with generally accepted accounting principles.




 Certified Public Accountants



-1-







BALANCE SHEETS

INFECTECH, INC.

December 31, 1998 and 1997

                                                                 DECEMBER 31,
                                                            1998              1997
                     A S S E T S
CURRENT ASSETS
Cash and cash equivalents                              $  217,295         $  295,489
Certificate of deposit                                          0            200,000

EQUIPMENT
Medical equipment                                          43,517             37,013
Less accumulated depreciation                              16,078             10,192
                                                       ----------          ---------
NET EQUIPMENT                                              27,439             26,821
                                                       -----------         ---------

OTHER ASSETS
Deposit                                                     1,669             1,456
Patent costs, net of accumulated amortization
of $82,442 in 1998 and $51,686 in 1997                    522,092           361,475
                                                       ----------         ---------
TOTAL OTHER ASSETS                                        523,761           362,931

                                                       $  768,495        $  885,241
                                                       ==========        ==========

            LIABILITIES AND STOCKHOLDERS EQUITY

CURRENT LIABILITIES
Accounts payable                                        $  33,006         $  16,205
Accrued payroll taxes                                         522               363
Accrued state taxes                                         2,468             2,516
                                                       ----------        ----------
TOTAL CURRENT LIABILITIES                                  35,996            19,084
                                                       ----------        ----------

STOCKHOLDERS EQUITY - NOTES E, F, G AND H
Common stock - $.02 par value per share:
Authorized 20,000,000 shares; issued and
outstanding 6,366,450 shares in 1998
and 6,033,200 shares in 1997                              127,329           120,664
Additional paid-in capital                              1,853,546         1,446,993
Deficit accumulated during the
development stage                                      (1,248,376)         (701,500)
                                                       ----------         ---------
TOTAL STOCKHOLDERS EQUITY                                 732,499           866,157
                                                       ----------         ---------
                                                       $  768,495        $  885,241
                                                       ==========        ==========

See accompanying notes to financial statements

STATEMENTS OF OPERATIONS

INFECTECH, INC.

Years ended December 31, 1998, 1997, 1996 and period from June 21, 1989 (inception) to December 31, 1998

                                                                                 PERIOD FROM
                                                                                JUNE 21, 1989
                                                                                 (INCEPTION)
                                                      YEAR ENDED                      TO
                                                      DECEMBER 31,               DECEMBER 31,
                                               1998     1997     1996              1998
                                              -----     -----    -----             ----
OPERATING INCOME
Sales                                      $  3,669    $   0     $  0            $ 3,669

OPERATING EXPENSES
Research and development                     92,004   60,697   17,500            206,011
     Wages                                  121,092   24,568   16,000            177,404
     Telephone                                7,592    9,955    3,595             29,255
     Office expense                           9,746    7,541    2,328             22,675
      Insurance                               5,536    5,066    6,765             17,692
      Legal and accounting                   61,556   60,938   80,711            234,743
      Travel                                 11,467   27,053    9,310             68,416
      Payroll taxes                           3,185    2,268    1,573              8,627
      State and local taxes                   4,796    3,777    2,584             11,692
      Amortization                           30,756   20,669   14,194             85,282
      Depreciation                            5,886    5,288    4,410             16,079
      Rent                                   28,212   26,713   19,808             74,733
      Consulting and professional fees      183,466  104,971   43,360            331,797
      Miscellaneous                           6,656    8,355      956             17,526
                                            -------  -------   ------           --------
TOTAL OPERATING EXPENSES                    571,950  367,859  223,094          1,301,932
                                           --------  -------  -------         ----------
LOSS FROM OPERATIONS                       (568,281)(367,859)(223,094)        (1,298,263)
                                           --------  -------  -------          ---------

OTHER INCOME (DEDUCTION)
   Interest expense                               0        0     (661)             (661)
   Interest earned                           21,405   21,634    2,833            50,548
                                           --------  -------  -------         ----------
                                             21,405   21,634    2,172            49,887
                                            -------  --------  ------         ---------
NET LOSS                                  $(546,876)$(346,225)$(220,922)    $(1,248,376)
                                          =========  ========   =======       =========



See accompanying notes to financial statements

STATEMENTS OF STOCKHOLDERS EQUITY (DEFICIT)
INFECTECH, INC.
Years ended December 31, 1998, 1997, 1996
and the period from June 21, 1989 (inception) to December 31, 1998

                                                                            DEFICIT
                                                                         ACCUMULATED
                                                        ADDITIONAL          DURING       RECEIVABLE
                                         COMMON          PAID-IN         DEVELOPMENT     FROM SALE
                                         STOCK           CAPITAL            STAGE         OF STOCK      TOTAL
                                         ------         ----------       -----------    ------------   -------
Balance June 21, 1989 (inception)       $      0         $      0           $     0        $     0       $   0
Net loss                                       0                0               (98)             0         (98)
                                        --------         --------           -------        -------       -----
Deficit December 31, 1989                      0                0               (98)             0        (98)
Net loss                                       0                0              (388)             0          0
                                        --------         --------           -------        -------      -----
Deficit December 31, 1990                      0                0              (486)             0       (486)
Net loss                                       0                0              (907)             0       (907)
                                        --------         --------           -------        -------      -----
Deficit December 31, 1991                      0                0            (1,393)             0     (1,393)
Issuance of 1,849,300 shares of stock in
exchange for $20,000 in long-term loans   20,000                0                 0              0     20,000
Issuance of 1,811,100 shares of stock in
exchange for research and development     35,810                0                 0              0     35,810
Issuance of 100,000 shares of
   stock for organization costs            2,000                0                 0              0      2,000
Issuance of 105,000 shares of stock
   for out-of-pocket costs                 2,100                0                 0              0      2,100
Issuance of 134,600 shares of stock in
   exchange for legal services            13,000                0                 0              0     13,000
Net loss                                       0                0           (67,027)             0    (67,027)
                                          ------           ------           -------       --------    -------
Balance (deficit) December 31, 1992       72,910                0           (68,420)             0      4,490
Net loss                                       0                0            (7,993)             0     (7,993)
                                          ------           ------           -------       --------     ------
Balance (deficit) December 31, 1993        72,910               0           (76,413)             0     (3,503)
Net loss                                        0               0           (14,160)             0    (14,160)
                                           ------          ------           -------       --------     ------
Balance (deficit) December 31, 1994        72,910               0           (90,573)             0    (17,663)
Conversion of long-term debt to
   additional paid-in capital                   0          44,833                 0              0     44,833
Transfer of costs in excess of
   par value upon  change to $1
   par value from no par value              7,090          (7,090)                0              0          0
Private placement of 500,000 shares of
   stock at $.20 per share                 10,000          90,000                 0              0    100,000
Private placement of 507,500 shares of
   stock at $.40 per share                 10,150         192,850                 0              0    203,000

                                            6,120         361,080                 0              0    367,200
Costs relating to sale of stock                 0         (36,000)                0              0    (36,000)
Net loss                                        0               0          (220,922)             0   (220,922)
                                          -------      ----------         ---------          -----   --------
Balance (deficit) December 31, 1996       110,215         762,528          (355,275)             0     517,468
Private placement of 522,450
   shares of stock at $1.20 per share      10,449         616,491                 0              0     626,940
Expense relating to stock options               0          67,974                 0              0      67,974
Net loss                                        0               0          (346,225)             0    (346,225)
                                        ---------       ---------         ---------          -----   ---------
Balance (deficit) December 31, 1997       120,664       1,446,993          (701,500)             0     866,157
Private placement of 225,000 shares
   of stock at $1.20 per share              4,500         265,500                 0              0     270,000
Issuance of 57,213 shares of stock
   upon exercise of options at
   $.01 per share	                           1,144            (572)                0              0         572
Issuance  of 51,037 shares of
   stock for services                       1,021          65,372                 0              0      66,393
Costs relating to sale of stock                 0         (41,148)                0              0     (41,148)
Expense relating to stock options               0         117,401                 0              0     117,401
Net loss                                        0               0          (546,876)             0    (546,872)
                                           ------        --------        ----------           ----    --------
Balance (deficit) December 31, 1998      $127,329      $1,853,546       $(1,248,376)        $    0   $ 732,499
                                        =========      ==========       ===========         ======   =========

See accompanying notes to financial statements

STATEMENTS OF CASH FLOWS
INFECTECH, INC.
Years ended December 31, 1998, 1997, 1996
and the period from June 21, 1989 (inception) to December 31, 1998

                                                                                   PERIOD FROM
                                                                                  JUNE 21, 1989
                                                                                     (INCEPTION)
                                                                                           TO
                                                                                       DECEMBER 31,
                                      1998             1997            1996                1998
                                  -----------       ----------      ----------       ---------------
CASH FLOWS FROM
OPERATING ACTIVITIES
Net loss                            $(546,876)       $(346,225)      $(220,922)        $(1,248,376)
Adjustments to reconcile net
loss to net cash used in
operating activities:
Amortization                           30,756           20,669          14,194              85,282
Depreciation                            5,886            5,288           4,410              16,079
Increase (decrease) in payables        16,801          (60,867)         71,089              31,212
Increase in accrued expenses              111            2,132             412               4,052
 Expenses exchanged for capital       183,794           67,974               0             302,678
                                    ---------         --------        --------           ---------
NET CASH USED IN
     OPERATING ACTIVITIES            (309,528)        (311,029)       (130,817)           (809,073)
                                    ---------         --------        --------           ---------

CASH FLOWS FROM
INVESTING ACTIVITIES
Purchase  (redemption) of
    certificate of deposit            200,000         (200,000)               0                  0
Purchase of equipment                  (6,504)            (849)         (22,328)           (43,518)
Patent costs                         (191,373)        (108,549)        (119,572)          (605,374)
Increase in deposits                     (213)             (26)          (1,430)            (1,669)
                                    ---------        ---------        ---------          ---------
NET CASH PROVIDED BY (USED IN)
INVESTING ACTIVITIES                    1,910         (309,424)        (143,330)          (650,561)
                                    ---------        ---------        ---------          ---------

CASH FLOWS FROM
FINANCING ACTIVITIES
Fees in connection with
   issuance of stock                  (41,148)                0         (36,000)          (87,348)
Proceeds from issuance of
     long-term debt                         0                 0          36,189           170,565
Proceeds from issuance of
   common stock                       270,572           626,940         373,200         1,593,712
                                   ----------        ----------       ---------        ----------
NET CASH PROVIDED BY
FINANCING ACTIVITIES                  229,424           626,940         373,389         1,676,929
                                   ----------        ----------       ---------        ----------

NET INCREASE (DECREASE) IN CASH
AND CASH EQUIVALENTS                  (78,194)            6,487          99,242          217,295

CASH AND CASH EQUIVALENTS
Beginning of period                   295,489           289,002         189,760                0
                                    ---------         ---------      ----------        ---------
End of period                       $ 217,295         $ 295,489       $ 289,002      $   217,295
                                   ==========         =========      ==========      ===========
CASH WAS PAID FOR
Interest	                           $       0         $       0       $     661       $      661
                                   ==========         =========      ==========      ===========

See accompanying notes to financial statements

NOTES TO FINANCIAL STATEMENTS

INFECTECH, INC.

December 31, 1998 and 1997

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations:
These financial statements are those of a development stage company, Infectech, Inc., that was incorporated in 1989 to develop diagnostic tests for infectious diseases. A paraffin slide technology has been developed that greatly reduces the time required to identify bacteria and diagnose disease. This technology has been patented in the United States, major European countries and Australia.

The company's operations have consisted primarily of incurring legal costs to obtain patents in the United States and foreign countries and conducting research and development activities.

Cash and Cash Equivalents:
The company considers highly liquid debt instruments purchased with maturity dates of three months or less to be cash equivalents.

The company maintains deposits in savings, checking and transfer accounts in one bank located in Hermitage, Pennsylvania. Deposits at times may exceed federally insured amounts.

Equipment:
Equipment is stated at cost. Depreciation is computed on the straight-line method.

Patent Costs:
Patent costs are stated net of amortization. Amortization is computed on the straight-line method over a 17 year period. The company has capitalized only legal fees related to patent rights acquired; all other such costs have been expensed as incurred.

Research and Development Costs:
Research and development costs not directly reimbursable by others, totalling $35,810 in 1992, were charged to expense when stock was issued in exchange for patent rights. Research and development costs of $92,004 in 1998, $60,697 in 1997 and $17,500 in 1996 were charged to expense when incurred.

Use of Estimates:
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.


NOTE B - LINE OF CREDIT

The company has a $10,500 line of credit, all of which was available at December 31, 1998. The line of credit is collateralized by the personal guarantee of a stockholder.


NOTE C - LEASES WHERE COMPANY IS LESSEE

The company has a three year operating lease for laboratory space, with a renewal option for an additional three years. Following is a summary of future minimum lease payments as of the lease inception:

Year ending -
December 31, 1999	         $   3,602

INFECTECH, INC.
December 31, 1998 and 1997

NOTE D - INCOME TAXES

Following is a reconciliation between federal income taxes at statutory rates and actual taxes based on income before income taxes:

                                            YEAR ENDED
                                            DECEMBER 31,
                                 -------------------------------------
                                     1998        1997          1996
                                     ----        ----          ----
Statutory taxes                      35.0%      (35.0%)       (35.0%)
Effect of valuation reserve          35.0        35.0          35.0
                                   ------       -----        ------
                                       .0%         .0%           .0%
                                   =======      ======       =======

The tax effects of temporary differences that give rise to significant portions of deferred tax assets are presented below:

                                            YEAR ENDED
                                           DECEMBER 31,
                                    -----------------------------------
                                            1998            1997
                                            ----            ----
Deferred tax assets:
Net operating loss                        $400,000        $215,000
Less valuation allowance                  (400,000)       (215,000)
                                         ---------       ---------
NET DEFERRED TAX ASSETS                   $      0        $      0

The company has no significant deferred tax liabilities.

At December 31, 1998, the company had unused net operating tax loss carryovers of approximately $1,179,000 available for federal income tax purposes for offset against future taxable income, $547,000 expiring in 2013, $325,000 expiring in 2012, $220,000 expiring in 2011, $43,800 expiring in 2010, $14,000 expiring in 2009, $8,000 expiring in 2008 and the balance expiring in the years 2004 through 2008. The utilization of the loss carryovers may be limited to a reduced annual amount after an ownership change as defined by Section 382 of the Internal Revenue Code.

NOTE E - STOCK OPTIONS
The company adopted a stock option plan, which provides for the issuance of up to 1,182,750 shares of common stock to key employees and directors and other individuals involved in the company. During 1998, the plan was amended to increase the number of shares by 1,250,000.

A summary of the company's option plans at December 31, 1998 and December 31, 1997 and changes during the periods ending on those dates are shown below:

                                            DECEMBER 31,                         DECEMBER 31,
                                             1998                                   1997
                                        ----------------                    ------------------
                                            WEIGHTED                              WEIGHTED
                                            AVERAGE                               AVERAGE
                                            EXERCISE                              EXERCISE
                                        SHARES    PRICE                        SHARES    PRICE
                                        ---------------                        ---------------
Outstanding at beginning of period	     729,184    $4.50                       225,096   $1.29
Granted                                215,837      .79                       504,088    2.03
Options exercised	                      (57,213)     .01                             0     .00
                                       -------    -----                       -------    ----
Outstanding at end of period            887,808    1.67                       729,184    1.80
                                       ========    ====                       =======    ====
Options exercisable at end of period    435,066    $1.41                       53,492   $ .30
                                       ========    =====                      =======   =====

All shares issued before 1998 vest in equal installments over a three year period on each anniversary date of the grant. The shares granted in 1998 vest immediately. The terms of the options are generally for 10 years.

In addition, one consultant to the company was granted an option to purchase $15,000 worth of stock at a price equal to one-half of the price any stock is sold in an initial public offering.

Following is a summary on the status of options outstanding at December
31, 1998:

                         OUTSTANDING OPTIONS                                   EXERCISABLE OPTIONS
                          WEIGHTED
                          AVERAGE    WEIGHTED                                      WEIGHTED
                         REMAINING	   AVERAGE                                       AVERAGE
                         EXERCISE  CONTRACTUAL         EXERCISE                    EXERCISE
                           PRICE     NUMBER              LIFE       PRICE      NUMBER     PRICE
                           $ .01      78,750           10 years     $ .01      75,416      $.01
                             .02       1,650           10 years       .00           0       .00
                             .20      60,000           10 years       .20      20,000       .20
                            1.20     438,308           10 years      1.20     233,150      1.20
                            3.00     300,000           10 years      3.00     100,000      3.00
                            4.50       9,100            9 years      4.50       6,500      4.50

The fair value of each option granted is estimated on the grant date using the Black-Scholes model. The following assumptions were made in estimating fair value:

Dividend yield                         0
Risk-free interest rate                5%
Expected life                        10 years
Expected volatility                   None

The Company applies APB Opinion 25 in accounting for its stock options. Accordingly, no compensation cost has been recognized only to the extent that the market value at grant date exceeded the option price. The amount of corporation cost recognized for 1998 was $83,300. No compensation cost was recognized for the plan in 1997. Had compensation cost been determined on the basis of fair value pursuant to FASB Statement No. 123, net loss would have been increased as follows:

                                 1998                   1997                    1996
Net loss -
As reported                   $(546,876)              $(346,225)             $(220,922)
                              =========               =========              =========

Pro forma                     $(587,931)              $(449,891)             $(324,399)
                              =========               =========              =========

The independent contractors were granted options to purchase 57,459 and 60,146 shares from $.01 to $1.20 per share in exchange for services rendered during 1998 and 1997, respectively. The company recognized an expense of $34,667 for 1998 and $67,974 for 1997 equal to the value of this option.

In addition, one independent contractor was granted 50,000 common shares in exchange for services in 1998. The company recognized a $60,000 expense for the value of the shares issued during 1998.

NOTE F - CONTROLLING INTEREST AND RELATED PARTY TRANSACTIONS

Controlling Interest:
Two individuals own 63.0% and 66.6% of the company's outstanding common stock at December 31, 1998 and 1997, respectively.

Related Party Transactions:
Prior to July 1995, all of the company's expenditures were funded by a loan from one of the controlling stockholders. The company also utilizes office space provided by this stockholder at no charge to the company.

The same stockholder advanced the company $26,776 in 1993, $36,649 in 1994, $19,564 in 1995 and $36,189 in 1996. Advances from inception of the company to December 31, 1992 totaled $39,387.

Under an agreement with the company, $64,833 of the amounts loaned were converted to common stock. At December 31, 1995, $56,811 was payable to the stockholder.

One stockholder provided legal services in exchange for common stock. This stockholder also provided legal services during 1992 in exchange for a $12,000 note payable.

During 1996, $105,000 in loans from stockholders were converted to 87,500 shares of common stock.

The Company has entered into a two-year consulting agreement with a stockholder and director of the company to provide consulting and advisory services to the company in consideration for cash payments equal to 5% of the gross proceeds to the company from a variety of financial transactions in which they may engage. During 1998, 1997 and 1996, $32,000, $31,347 and $18,360, respectively, was expensed under this agreement.


NOTE G - NONCASH OPERATING, INVESTING AND FINANCING ACTIVITIES

During the year ended December 31, 1992, the company issued common stock in exchange for $13,000 in legal fees incurred and $35,810 in research and development costs and $2,100 in organization costs. The company also incurred $12,000 in long-term debt in exchange for legal services. The company also converted $20,000 in long-term debt to stock during 1992.

A stockholder paid company expenses or loaned amounts to the company on a long-term basis as follows:

                    Year          Amount
                   -----         -------

                     1989      $   2,522
                     1990          4,946
                     1991          8,914
                     1992         23,005
                     1993         26,776
                     1994         36,649
                     1995         19,564
                     1996         35,813

                                $158,189
                                ========

During the year ended December 31, 1995, $44,833 in noninterest bearing long-term debt was transferred to paid-in capital in exchange for a transfer of stock among four stockholders.

During the year ended December 31, 1995, the Company issued common stock to an individual in exchange for a $6,000 subscription receivable, which was repaid during 1996.

During the year ended December 31, 1996, the company issued common stock to two individuals in exchange for $105,000 in long-term debt.

NOTE H - STOCK SPLITS AND STOCK OFFERING

On November 19, 1996, the stockholders amended the articles of incorporation increasing the authorized shares from 120,000 to 20,000,000. In addition, a 50 to 1 stock split was declared increasing the outstanding shares to 5,117,250.

On June 1, 1995, the stockholders amended the articles of incorporation increasing the authorized shares from 3,000 to 120,000 shares. In addition, a 40 to 1 stock split was declared increasing the outstanding shares to 120,000. At this time, the stockholders contributed 40,000 shares of stock back to the company. All per share amounts and number of shares have been restated to reflect the stock splits.

On November 27, 1996, the company offered for sale 1,000,000 shares of common stock under a private placement. As of December 31, 1998, 903,450 shares have been issued.

NOTE I - TERMINATION OF MERGER AGREEMENT

On April 7, 1998, the company signed a merger agreement with Regal One Corporation, an inactive public company located in Las Vegas, Nevada. The agreement called for each share of Infectech, Inc. to be exchanged for 3.8483 shares of Regal One Corporation subject to adjustment for stock options and any additional shares issued under the private placement. After the merger, Infectech, Inc. stockholders would have owned approximately 85% of the combined company. The agreement was terminated in 1998. The company incurred approximately $56,000 in expenses in connection with this failed merger which were charged to operations during 1998.

Infectech, Inc.
Balance Sheet (Unaudited)
As of June 30, 1999

Assets
Current Assets
   Cash and cash equivalents                          145,863
   Due from Employee                                      289
                                                     --------
Total Current Assets                                  146,152

Equipment
   Medical Equipment                                   42,917
   Office equipment                                       600
     Less accumulated depreciation                    (19,186)
                                                     --------
                                                       24,331

Other Assets
   Patent Costs                            639,679
   Less accumulated amortization          (100,967)
                                          --------
Net patent costs                                      538,712
   Organization costs                        2,841
   Less accumulated amortization            (2,841)
                                           -------
Net organization costs                                      0
Trademarks                                              8,343
Security deposits                                       1,430
                                                      -------
TOTAL ASSETS                                          718,968

Liabilities and Stockholders Equity (Deficit)

Current Liabilities
   Accounts payable                                    44,379
   Accrued expenses                                     3,653
                                                      -------
Total Current Liabilities                              48,032

LONG-TERM DEBT                                              0

STOCKHOLDERS EQUITY (DEFICIT)
  Common stock - $.02 par value
     Authorized 20,000,000 shares;
       issued and outstanding
         6,480,784 shares                             129,616
   Additional paid-in-capital                       1,981,908
   Deficit accumulated during
       the development stage                       (1,440,588)
                                                    ---------
TOTAL STOCKHOLDERS EQUITY (DEFICIT)                   718,968
                                                    =========

Infectech, Inc.
Statement of Operations - (Unaudited)
For the Six Months ended June 30, 1999 and June 30, 1998

                                                 For the            For the
                                                Six Months         Six Months
                                                  Ended              Ended
                                               June 30, 1999     June 30, 1998
                                                    <c.
Operating Income
   Sales                                         $    0             $3,669

Operating Expenses:
   Research and development                      34,989            $22,762
   Wages                                         13,079             18,443
   Telephone                                      6,450              5,959
   Office expense                                 8,755              6,203
   Insurance                                         51              5,270
   Legal and Accounting                          15,941             47,075
   Travel                                         5,657              2,346
   Payroll taxes                                  1,300              1,676
   State and local taxes                          2,621              3,400
   Amortization                                  18,525             11,117
   Depreciation                                   3,108              2,672
   Rent                                           8,446             12,305
   Consulting & professional fees                14,718                  0
   Public relations                              26,810                  0
   Misc. operating expense                        5,209              4,031
                                                -------          ---------
Total Operating Expenses                        165,659            143,259
                                                -------          ---------
Loss from Operation                            (165,659)          (143,259)
                                                -------          ---------
Other Income (Deduction)
   Interest expense                                   0                  0
   MD Diagnostics.com expenses                  (30,614)                 0
   Interest earned                                4,061             13,632
                                                -------          ----------
Total Other Income (Deduction)                  (26,553)            13,632
                                                -------          ----------
Net Loss                                      ($192,212)         ($129,627)

Infectech, Inc.
Statement of Cash Flows (Unaudited)
For the Six Months Ended June 30, 1999 and June 30, 1998

                                                For The             For The
                                               Six Months          Six Months
                                                 Ended               Ended
                                             June 30, 1999        June 30, 1998

Cash Flows from Operating Activities
   Net loss                                   ($192,212)              ($129,627)
   Adjustments to reconcile net loss to net
   Cash used in operating activities:
      Amortization                               18,525                  11,117
      Depreciation                                3,108                   2,672
      Increase (decrease) in payables            11,373                     210
      Increase (decrease) in accrued expenses       683                       1
                                               --------              ----------
Net Cash Used in Operating Activities         ($158,543)              ($115,627)
                                               --------              ----------

Cash Flows From Investing Activities
   Redemption (Purchase) of
      certificate of deposit                          0                 200,000
   Purchase of equipment                              0                  (4,504)
   Patent costs                                 (43,488)               (146,747)
   Increase (decrease) in deposits                  (50)                    (20)
   Deferred merger & offering costs                   0                 (62,995)
                                               --------               ---------
Net Cash Ued in Investing Activities           ($43,536)               ($14,266)
                                               --------               ---------

Cash Flows From Financing Activities
   Legal fees in connection with
      issuance of stock                          (2,585)                      0
   Proceeds from issuance of long-term debt           0                       0
   Proceeds from issuance of common stock       133,234                 225,674
                                               --------               ---------
Net Cash Provided By Financing Activities      $130,649                $225,674
                                               --------              ----------
Net Increase in Cash and Cash Equivalents      ($71,432)               ($95,781)

Cash and Cash Equivalents
   Beginning of period                         $217,295                $295,489
                                               --------              ----------
   End of period                               $145,863                $391,270

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations:
These financial statements are those of a development stage company, Infectech, Inc., that was incorporated in 1989 to develop diagnostic tests for infectious diseases. A paraffin slide technology has been developed that greatly reduces the time required to identify bacteria and diagnose disease. This technology has been patented in the United States, major European countries and Australia.

The Company's operations have consisted primarily of incurring legal costs to obtain patents in the United States and foreign countries and conducting research and development activities.

Cash and Cash Equivalents:
The Company considers highly liquid debt instruments purchased with maturity dates of three months or less to be cash equivalents.

The Company maintains deposits in savings, checking and transfer accounts in one bank located in Hermitage, Pennsylvania. Deposits at times may exceed federally insured amounts.

Equipment:
Equipment is stated at cost. Depreciation is computed on the straight-line method.

Patent Costs:
Patent costs are stated net of amortization. Amortization is computed on the straight-line method over a 17 year period. The company has capitalized only legal fees related to patent rights acquired; all other such costs have been expensed as incurred.

Research and Development Costs:
Research and development costs not directly reimbursable by others, totaling $35,810 in 1992, were charged to expense when stock was issued in exchange for patent rights. Research and development costs are charged to expense when incurred.

Use of Estimates:
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.


NOTE B - LINE OF CREDIT

The company has a $10,500 line of credit, all of which was available at June 30, 1999. The line of credit is collateralized by the personal guarantee of a stockholder.

                           PART III


ITEM 1.  INDEX TO EXHIBITS

(2) Charter and by-laws
(3) Instruments defining the rights of security holders
(5) Voting Trust Agreement - Not Applicable
(6) Material Contracts
(7) Material Foreign Patents - Not Applicable
(12) Additional Exhibits

ITEM 2.  DESCRIPTION OF EXHIBITS

(2.1)     Articles of Incorporation incorporated by reference to
          Form 10SB filed June 17, 1999
(2.1.1) Amendment to Articles of Incorporation dated July 4, 1995 incorporated by reference to Form 10SB filed June 17, 1999
(2.1.2) Amendment to Articles of Incorporation dated November 21, 1996 incorporated by reference to Form 10SB filed June 17, 1999
(2.2)     Bylaws incorporated by reference to Form 10SB filed June 17,
          1999
(3.1)     Common Stock Certificate - to be filed by amendment
(3.2)     Preferred Stock Certificate - to be filed by amendment
(6.1)     License Agreement dated October 4, 1993, between the Company and Erie Scientific Company incorporated by reference to Form 10SB filed June 17, 1999
(6.2) Investment and Licensing Agreement dated June 11, 1998 between the Company and BioRemedial Technologies, Inc. incorporated by reference to Form 10SB filed June 17, 1999
(6.3) Consulting Agreement dated July 8, 1998, between the Company and Breakthru Technologies, L.L.C. incorporated by reference to Form 10SB filed June 17, 1999
(6.4) Consulting Agreement dated September 24, 1998, between the Company and Timothy Miles d/b/a/ Little Pond Enterprises
           incorporated by reference to Form 10SB filed June 17, 1999
(6.5) Letter agreement together with Option Agreement and Research Agreement exhibits dated August 19, 1998, between the Company and Brigham and Women's Hospital incorporated by reference to
           Form 10SB filed June 17, 1999
(6.6) Consulting Agreement dated September 15, 1998, between the Company and Merrill Weber & Co., Inc. incorporated by reference to Form 10SB filed June 17, 1999
(6.7) Letter Agreements dated April 14, 1997 and May 14, 1997 between the Company and NEN Life Science, Inc. incorporated by reference to Form 10SB filed June 17, 1999
(6.8)     Letter Agreement dated November 19, 1997, between the Company and Starplex Scientific incorporated by reference to Form 10SB filed June 17, 1999

                              SIGNATURES




In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                             INFECTECH, INC.



                                        Mitchell Felder, M.C.
Date: August 15, 1999                  --------------------------------
                                        By:  Mitchell Felder, President